North Shore Adventures LLC (the "Company") a Massachusetts

Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

North Shore Adventures LLC

Balance Sheet

As of December 31, 2023

	TOTAL	
ASSETS		
Current Assets		
Bank Accounts		
Cape Ann Checking	11,711.33	
Cash		-242.68
MT Market Advantage(0641) - 5	10,044.00	
MT Simple Checking (6739) - 5		2,495.00
Total Bank Accounts	**$24,007.65**	
Other Current Assets		
Inventory Asset	49,860.51	
Payroll Corrections		0.00
Uncategorized Asset		0.00
Total Other Current Assets	**$49,860.51**	
Total Current Assets	**$73,868.16**	
Fixed Assets		
Accumulated Depreciation	-47,958.00	
Miscellaneous Equipment (kayaks etc.)	43,360.09	
Sailing Vessels		2,000.00
Vehicles	16,000.00	
Total Fixed Assets	**$13,402.09**	
TOTAL ASSETS	**$87,270.25**	

LIABILITIES AND EQUITY

Liabilities

Current Liabilities

Credit Cards

Amex Business (1005) - 4	483.14
Amex1009	-2,091.23
chase (8385) - 2	1,208.05
chase CC (0791) - 2	0.00
Total Credit Cards	**$ -400.04**

Other
Current
Liabilities

Direct Deposit Payable	0.00

Payroll Liabilities

Federal Taxes (941/944)	0.00
Federal Unemployment (940)	180.56
MA Income Tax	3.35
MA Paid Family and Medical Leave	2.52
MA Unemployment Tax	11.93
Total Payroll Liabilities	**198.36**
	0.00
	0.00

Sales Tax Payable

Short-term business loans

	TOTAL
Total Other Current Liabilities	**$198.36**
Total Current Liabilities	**$ -201.68**
Total Liabilities	**$ -201.68**
Equity	
Opening balance equity	0.00
Partner's Capital Account	79,467.64
Retained Earnings	3,356.35
Net Income	4,647.94
Total Equity	**$87,471.93**
TOTAL LIABILITIES AND EQUITY	**$87,270.25**

North Shore Adventures LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cape Ann Checking	19,066.62
Cash	-242.68
Lighthouse Business MMA (7243) - 1 - 1	56,486.85
MT Market Advantage(0641) - 5	0.00
MT Simple Checking (6739) - 5	4,512.96
Total Bank Accounts	**$79,823.75**
Other Current Assets	
Inventory Asset	50,291.00
Payroll Corrections	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$50,291.00**
Total Current Assets	**$130,114.75**
Fixed Assets	
Accumulated Depreciation	-64,650.00
Miscellaneous Equipment (kayaks etc.)	54,163.00
Sailing Vessels	2,000.00
Vehicles	64,708.57
Total Fixed Assets	**$56,221.57**
TOTAL ASSETS	**$186,336.32**

LIABILITIES AND EQUITY

Liabilities	
Current Liabilities	
Credit Cards	
Amex Business (1005) - 4	2,304.74
Amex1009	84.01
chase (8385) - 2	1,147.26
chase CC (0791) - 2	26.90
USBankCredit Card - 4916 - 6	420.63
Total Credit Cards	**$3,983.54**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	208.08
MA Income Tax	3.35
MA Paid Family and Medical Leave	6.64
MA Unemployment Tax	27.77
Total Payroll Liabilities	**245.84**
Sales Tax Payable	0.00
Short-term business loans	0.00
Wefunder Loan	58,800.00
Total Other Current Liabilities	**$59,045.84**
Total Current Liabilities	**$63,029.38**
Total Liabilities	**$63,029.38**

Equity	
Opening balance equity	0.00
Partner's Capital Account	99,467.64
Retained Earnings	8,004.29
Net Income	15,835.01
Total Equity	**$123,306.94**
TOTAL LIABILITIES AND EQUITY	**$186,336.32**

North Shore Adventures LLC

Statement of Income

January 1, 2022 - December 31, 2023

	TOTAL
Income	
Billable Expense Income	-321.71
Refunds to customers	-83.00
Sales	146,711.82
Sales tax paid	-4,482.82
Total Income	**$141,824.29**
Cost of Goods Sold	
Cost of goods sold	21,225.62
Supplies & materials	-125.37
Total Cost of goods sold	**21,100.25**
Inventory Increase (Decrease)	-2,634.51
Total Cost of Goods Sold	**$18,465.74**
GROSS PROFIT	**$123,358.55**
Expenses	
Advertising & marketing	3,155.55
Building & property rent	21,075.00
Employee benefits	144.00
Worker's compensation insurance	2,758.50
Total Employee benefits	**2,902.50**

Equipment rental	-326.87
General business expenses	0.52
Bank fees & service charges	46.00
Memberships & subscriptions	500.00
Total General business expenses	**546.52**
Guaranteed payments - Clay	8,500.00
Insurance	-1,361.00
Liability insurance	2,486.82
Total Insurance	**1,125.82**
Legal & accounting services	225.00
Accounting fees	1,045.00
Total Legal & accounting services	**1,270.00**
Meals	
Meals with clients	
	9.97
Travel meals	4.78
Total Meals	**14.75**
Office expenses	
Merchant account fees	
	99.50
Office supplies	249.30
Shipping & postage	-32.40
Software & apps	1,922.62
Total Office expenses	**2,239.02**

Other Taxes paid	71.49
Payroll expenses	30.33
Payroll taxes	925.97
Taxes	3,338.10
Wages	34,462.40
Total Payroll expenses	**38,756.80**
Permits & fees	110.52
Repairs & maintenance	665.57
Supplies	1,239.84
Supplies & materials	265.51
Total Supplies	**1,505.35**
Temporary distribution	-0.09
Utilities	40.24
Disposal & waste fees	41.18
Electricity	165.21
Phone service	444.14
Total Utilities	**690.77**
Total Expenses	**$82,302.70**
NET OPERATING INCOME	**$41,055.85**
Other Income	
Other income	
Credit card rewards	1,280.88
Interest earned	64.00
Total Other income	**1,344.88**
Total Other Income	**$1,344.88**
Other	
Expenses	
Depreciation	32,039.00

Gain/Loss on sale of Fixed Assets	2,204.00
Home office	1.06
Reconciliation Discrepancies	-82.14
Vehicle expenses	
Parking & tolls	133.11
Vehicle gas & fuel	1,275.83
Vehicle registration	883.04
Vehicle repairs	1,298.89
Total Vehicle expenses	**3,590.87**
Total Other Expenses	**$37,752.79**
NET OTHER INCOME	**$ - 36,407.91**
NET INCOME	**$4,647.94**

North Shore Adventures LLC

Statement of Income

January 1, 2023 - December 31, 2024

	TOTAL
Income	
Sales	172,231.54
Total Income	**$172,231.54**
Cost of Goods Sold	
Cost of goods sold	31,452.88
Equipment rental	300.00
Supplies & materials	1,859.15
Total Cost of goods sold	33,612.03
Inventory Increase (Decrease)	-430.49
Total Cost of Goods Sold	**$33,181.54**
GROSS PROFIT	**$139,050.00**
Expenses	
Advertising & marketing	4,219.31
Building & property rent	22,175.00
Commissions & fees	234.38
Contributions to charities	1,481.00
Employee benefits	
Worker's compensation insurance	887.00
Total Employee benefits	887.00
Equipment rental	37.83
General business expenses	
Bank fees & service charges	4,737.22
Memberships & subscriptions	536.82

Total General business expenses	**5,274.04**
Guaranteed payments - Clay	12,000.00
Insurance	
Liability insurance	3,708.00
Total Insurance	**3,708.00**
Legal & accounting services	
Accounting fees	918.75
Legal fees	650.00
Total Legal & accounting services	**1,568.75**
Office expenses	
Merchant account fees	109.45
Office supplies	129.74
Software & apps	3,457.86
Total Office expenses	**3,697.05**
Payroll expenses	
Taxes	3,700.13
Wages	36,432.82
Total Payroll expenses	**40,132.95**
Permits & fees	1,152.02
Repairs & maintenance	3,983.77
Sales Taxes paid	4,230.92
Supplies	872.74
Utilities	76.49
Electricity	169.46
Phone service	389.34
Total Utilities	**635.29**
Total Expenses	**$106,290.05**
NET OPERATING INCOME	$32,759.95

Other Income	
Other income	
Credit card rewards	998.93
Interest earned	1,640.45
Total Other income	2,639.38
Total Other Income	$2,639.38
Other Expenses	
Depreciation	16,692.00
Vehicle expenses	
Vehicle gas & fuel	923.93
Vehicle insurance	487.91
Vehicle registration	218.92
Vehicle repairs	1,241.56
Total Vehicle expenses	2,872.32
Total Other Expenses	$19,564.32
NET OTHER INCOME	$ -16,924.94
NET INCOME	$15,835.01

North Shore Adventures LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	4,647.94
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-2,634.51
Accumulated Depreciation	31,243.00
Amex Business (1005) - 4	483.14
Amex1009	-1,976.83
chase (8385) - 2	-7,723.98
chase CC (0791) - 2	0.00
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-19.38
Payroll Liabilities:MA Income Tax	3.35
Payroll Liabilities:MA Paid Family and Medical Leave	-2.22
Payroll Liabilities:MA Unemployment Tax	11.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,384.50**
Net cash provided by operating activities	**$24,032.44**
INVESTING ACTIVITIES	
Miscellaneous Equipment (kayaks etc.)	-43,360.09
Sailing Vessels	3,000.00
Net cash provided by investing activities	**$ -40,360.09**
NET CASH INCREASE FOR PERIOD	**$ -16,327.65**

Cash at beginning of period	40,335.30
CASH AT END OF PERIOD	**$24,007.65**

North Shore Adventures LLC

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	15,835.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-430.49
Accumulated Depreciation	16,692.00
Amex Business (1005) - 4	1,821.60
Amex1009	2,175.24
chase (8385) - 2	-60.79
chase CC (0791) - 2	26.90
USBankCredit Card - 4916 - 6	420.63
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	27.52
Payroll Liabilities:MA Income Tax	0.00
Payroll Liabilities:MA Paid Family and Medical Leave	4.12
Payroll Liabilities:MA Unemployment Tax	15.84
Wefunder Loan	58,800.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**79,492.57**
Net cash provided by operating activities	**$95,327.58**

INVESTING ACTIVITIES

Miscellaneous Equipment (kayaks etc.)	-10,802.91
Vehicles	-48,708.57
Net cash provided by investing activities	**$ -59,511.48**

FINANCING ACTIVITIES

Opening balance equity	0.00
Partner's Capital Account	20,000.00
Net cash provided by financing activities	**$20,000.00**
NET CASH INCREASE FOR PERIOD	**$55,816.10**
Cash at beginning of period	24,007.65
CASH AT END OF PERIOD	**$79,823.75**

North Shore Adventures LLC

Notes to the Financial Statements

For the fiscal year ended December 31, 2023 and 2024

$USD

1. ORGANIZATION AND PURPOSE

North Shore Adventures LLC (the "Company") is a company organized in December 2022 under the laws of Massachusetts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.